Barclays Global Investors
400 Howard Street
San Francisco, CA 94105
1-800-iShares (1-800-474 -2737)
www.iShares.com

June 19, 2008

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Tracie Towner

Re:	iShares Silver Trust - Annual Report on Form 10-K for the Year Ended

December 31, 2007

File No. 1-32863

Dear Ms. Towner:

Reference is hereby made to your letter dated May 30, 2008, pursuant to which the staff of the Division of Corporation Finance (the “Division”) provided comments to the financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2007 filed by the iShares Silver Trust (the “Trust”) on February 27, 2008. Set forth below are the responses to those comments prepared by Barclays Global Investors International, Inc., in its capacity as the sponsor of the Trust (together with its predecessor, the “Sponsor”). For your convenience, the text of each comment is reproduced in italics before our response.

Income Statements, page F-5

1.	We note you present as revenues gains or losses on silver distributed for the redemption of shares. We understand from your disclosure in Note 1 that trust shares are issued and redeemed continuously in aggregations of 50,000 shares in exchange for silver rather than cash, and when silver is exchanged in settlement of a redemption, it is considered a sale of silver for financial statement purposes. Please identify the authoritative literature that you have relied upon with this presentation, and explain why you believe the guidance in paragraph 28 of APB 9 does not apply, if that is your view.

The financial statements of the Trust are prepared on the basis agreed between the Sponsor and the staff of the Division at the time of the registration of the initial public offering of shares of the iShares COMEX Gold Trust (the “Gold Trust”), another investment vehicle sponsored by the Sponsor that operates in a similar fashion as the Trust, with the exception that it takes and delivers gold (rather than silver) in exchange for its shares. At that time, the Gold Trust was one of the first commodity-backed exchange-traded funds to come to registration under the Securities Act of 1933, as amended (the “Securities Act”), and there were significant issues of first impression that needed to be addressed in light of the fact that the disclosure regime (including in respect of financial statements) contemplated by the Securities Act and the rules and regulations thereunder, was designed more with a view towards the needs of investors in operating companies than in passive investment vehicles of the type of the Trust or the Gold Trust.

With respect to the presentation of financial statements, the initial conversations between the Sponsor and the staff centered around which of the prescriptive regimes in Articles 5 and 6 of Regulation S-X would be used for the financial statements of the Gold Trust. The main argument for the application of Article 6 was the similarity between the activities of the Gold Trust and those of an investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Of course, the obvious response to that argument was that the Gold Trust was not (as the Trust is not) a registered investment company. This irrefutable conclusion led to the application, by default, of the provisions of Article 5 (applicable to all types of reporting companies that do not have a different regime authorized under Regulation S-X).

Even within the realm of application of Article 5, it is clear that there are many respects in which the Gold Trust and the Trust operate as a registered investment company and, more particularly, as an exchange-traded fund. One of these respects is the use of “in-kind” redemptions. Contrary to what typically occurs in an operating company that redeems its shares, the Gold Trust and the Trust redeem shares only in exchange for their only asset (respectively, gold and silver); not in exchange for cash. This situation is identical to what occurs when an Investment Company Act-registered index-based exchange-traded fund redeems its shares—shareholders receive the shares that comprise the index (not the cash value of those shares). In both instances, it becomes necessary to account for the difference in the dollar amounts at which the assets distributed were carried on the books of the issuer and such assets’ value at the moment of distribution to the shareholder. Consistent with the accepted practice in respect of Investment Company-registered exchange-traded funds, the Trust and the Gold Trust recognize on the income statement the nominal gain or loss realized upon the delivery of the underlying metal in exchange for its shares.

Accordingly, it is respectfully submitted that paragraph 28 of APB 9 should not apply to the Trust because the Trust operates as an exchange-traded fund and the accounting and financial reporting presentation of realized gains on distribution of silver for the redemption of shares follows the accepted conventions for exchange-traded funds and is consistent with the presentation agreed with the Division staff at the time of the registration of the Gold Trust.

Statements of Cash Flows, page F-7

2.	We note that you are adding or subtracting amounts from net income in your reconciliation to net cash provided by operating activities that appear to be cash amounts already included in your net income or loss, such as ‘proceeds from the sale of silver to pay expenses’ and a portion of expenses incurred on the line item ‘gain (loss) on sales of silver to pay expenses.’ Please submit the reconciliation that you would need to present to comply with the guidance in paragraphs 28 and 29 of SFAS 95.

The Trust uses the direct method to report cash flows from operating activities in accordance with paragraph 27 of SFAS 95. It consists of one gross cash receipt, the ‘proceeds from sales of silver,’ and one gross cash payment, the ‘Sponsor’s fees paid.’

The Trust performs the reconciliation of net income to net cash provided by operating activities in accordance with paragraph 29 of SFAS 95. For the year ended December 31, 2007, the reconciliation separately shows the major reconciling items to net income:

•	Removal of the $61,937 thousand in non-cash ‘gain on silver distributed for the redemption of shares’;

•	Removal of the ‘gain on sales of silver to pay expenses’ of $1,105 thousand, as this amount is captured in the ‘proceeds from sales of silver to pay expenses’ of $8,879 thousand; and

•	The change during the period in ‘Sponsor’s fee payable’ of $249 thousand.

This reconciliation allows for the presentation of the major reconciling items to net income, while also showing more explicitly how the gross cash receipt (‘proceeds from sales of silver’) and the gross cash payment (‘Sponsor’s fees paid’) reconciles to net income.

In future filings, for additional clarity in presentation, the Trust will adjust the reconciliation of net income to net cash provided by operating activities, by reordering the line items to show the gains being removed from net income before showing the proceeds from sales of silver. Please refer to Exhibit A.

Note 1 – Organization and Significant Accounting Policies, page F-8

3.	We note your disclosure stating, “The accompanying unaudited financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.” Please tell us why you are referring to your financial statements as “unaudited,” given that you include an audit report on pages F-2 and F-3.

The financial statements as of the December 31, 2007 were audited, as evidenced by the audit report included on pages F-2 and F-3. The inclusion of the term “unaudited” is a typographical error. The statement should read as follows: “The accompanying audited financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.”

* * *

Please do not hesitate to contact me at (415) 875-4802 or Grace Lau at (415) 875-4827, should you have any further questions.

Sincerely,

/s/ Geoffrey Flynn
Geoffrey Flynn
Managing Director

Exhibit A

(Dollar amounts in 000’s)	Year ended December 31, 2007
Proceeds from sales of silver	$8,879
Expenses – Sponsor’s fee paid	(8,879)

Net cash provided by operating activities	—

Increase (decrease) in cash	—
Cash, beginning of the period	—

Cash, end of the period	$—

Reconciliation of net income to net cash provided by operating activities:
Net Income	$53,914
Adjustments to reconcile net income to net cash provided by operating activities:
(Gain) on silver distributed for the redemption of shares	(61,937)
(Gain) on sales of silver to pay expenses	(1,105)
Proceeds from sales of silver to pay expenses	8,879
Increase in sponsor fees payable	249
Market value reserve	—

Net cash provided by operating activities	$—

Supplemental disclosure of non-cash information
Carrying value of silver received for creation of shares	$862,089
Carrying value of silver distributed for redemption of shares at average cost	$(377,637)

Associate of Barclays Global Investors Services (BGIS). Certain funds are distributed by SEI Investments Distribution Co. (SEI). Securities are marketed by BGIS, a subsidiary of Barclays Global Investors, N.A., neither of which is affiliated with SEI.